Media release

Rio Tinto agrees Heads of Agreement to sell its stake in the Simandou project to Chinalco

28 October 2016

Rio Tinto and Chinalco have signed a non-binding agreement to sell Rio Tinto’s entire stake in the Simandou project in Guinea to Chinalco. The Heads of Agreement sets out the proposed principal terms of the sale with the aim of signing a binding agreement within six months.

Rio Tinto will receive payments of $1.1-1.3 billion based on the timing of the development of the project. The initial payment for shares will commence at the time of first commercial production, on a per tonne basis.

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